

January 17, 2014

Via E-Mail
Mr. Jonathan E. Ramsden
Chief Financial Officer
Abercrombie & Fitch Co.
6301 Fitch Path
New Albany, OH 43054

> **Re:** **Abercrombie & Fitch Co.**
> **Form 10-K for the Fiscal Year Ended February 2, 2013**
> **Filed April 2, 2013**
> **Form 10-Q for the Fiscal Quarter Ended November 2, 2013**
> **Filed December 10, 2013**
> **File No. 001-12107**

Dear Mr. Ramsden:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 2, 2013

Financial Summary, page 26

1.   We note your disclosure of net cash provided by operating activities under "Other Financial Information" within your financial summary. While these presentations are useful, they should be considered in the framework of overall cash flows, which reflect your decisions about the use of cash and the sources and uses of capital. A presentation which shows only cash flows from operations could indicate that the use of the remaining cash flows is entirely at the discretion of management. In future filings, please disclose all measures of cash flows – including investing and financing activities. Refer to the second paragraph of Financial Reporting Codification Section 202.03.

2. We note you disclose "Free Cash Flow" within your financial summary. Please expand your disclosure in future filings to include the requirements of Item 10(e) of Regulation S-K in regards to this non-GAAP measure. In your response to this comment, please provide us a sample of your proposed future disclosure. Refer to the Division of Corporation Finance's Compliance and Disclosure Interpretation "Non-GAAP Financial Measures", Question 102.07, which can be found at: http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Financial Statements, page 46
Consolidated Statements of Cash Flows, page 49

3. In future filings, please revise the line item "other assets and liabilities" in your cash flows from operating activities section to present changes in other assets separately from changes in other liabilities.

Note 2 – Segment Reporting, page 50

4. We note you disclose your net sales by brand on page 30. Please confirm that in future filings you will expand your segment footnote to disclose your net sales by each brand. Refer to FASB ASC 280-10-50-40.

Form 10-Q for the Fiscal Quarter Ended November 2, 2013

Financial Summary, page 26

5. We note that beginning in Fiscal 2012 you include direct-to-customer sales in your comparable store sales metric. To the extent direct-to-customer sales had a material effect on your comparable store sales or on any change in trends of this metric, and especially given your change in computing this metric, please confirm that in your filings you will present this key performance indicator in a manner that either separately quantifies the direct-to-consumer activity – similar to the disclosure on page 30 of your 10-K for the fiscal year ended February 2, 2013 – or provides transparent disclosure regarding the impact of direct-to-consumer sales on this metric. Please provide us draft disclosure to be included in future filings.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Giugliano at (202) 551-3319, or Angela Halac at (202) 551-3398, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining